UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 5)

Capital Senior Living Corporation
(Name of Issuer)

Common Stock
(Title of Class of Securities)

140475104
(CUSIP Number)

Joshua Musher,
530 Fifth Avenue, 20th Floor
New York, NY 10036
212-452-9119
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 3, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box:  ☒

SCHEDULE 13D

CUSIP No. 140475104	Page 2 of 6 Pages

1	NAMES OF REPORTING PERSONS
Arbiter Partners Capital Management LLC, 20-599-3147

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
604,876

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
604,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
604,876

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

SCHEDULE 13D

CUSIP No. 140475104	Page 3 of 6 pages

1	NAMES OF REPORTING PERSONS
Paul J. Isaac

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
US citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
8,944

	8	SHARED VOTING POWER
604,876

	9	SOLE DISPOSITIVE POWER
8,944

	10	SHARED DISPOSITIVE POWER
604,876

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
613,820

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

Schedule 13D
Amendment No. 5

This Amendment No. 5 to the Statement on Schedule 13D filed on November 7, 2016 (this “Schedule 13D”), as previously amended on December 13, 2016, December 20, 2016, March 10, 2017 and October 8, 2021 relating to the common stock, $0.01 par value (the “Common Stock”), of Capital Senior Living Corporation, a Delaware company (the “Company”), is being filed by Arbiter Partners Capital Management LLC (“APCM”) and Paul J. Isaac.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 to this Schedule 13D is amended and restated as follows:

APCM serves as investment adviser to Arbiter Partners QP LP (“APQ”).  APQ and various accounts managed and/or administered by APCM have been purchasing shares in the issuer since March 2010. The total amount of funds used to purchase the shares is approximately $81 million.  The source of funds is the capital of APQ and the various managed and/or administered accounts.

Item 5.	Interest in Securities of the Issuer

Item 5 to this Schedule 13D is amended and restated as follows:

(a) – (b)  APCM may be deemed to own beneficially 604,876 shares of Common Stock, or 9.4% of the Common Stock outstanding.5  Of these shares, 581,615 or 9.0% are held by APQ, and the remainder are held in accounts managed and/or administered by APCM including accounts for the benefit of the family of Paul J. Isaac (the “Accounts”).

By reason of its position as investment adviser to APQ and as manager and/or administrator of the Accounts, APCM may be deemed to possess the power to vote and dispose of the shares of Common Stock held by APQ and the Common Stock held in the Accounts.  By reason of his responsibility for the supervision and conduct of all investment activities of APCM, Mr. Isaac may be deemed to possess the power to vote and dispose of the shares of Common Stock beneficially owned by APCM.  In addition, Mr. Isaac directly owns 8,944 shares of Common Stock, including 748 restricted shares of Common Stock.

(c)          On November 3, 2021, the Company announced the closing of its previously announced financing transactions, including a Common Stock rights offering (the “Rights Offering”), which gave the holders of record of the Common Stock as of September 10, 2021 the right to purchase, at $30 per share, 1.1 shares of Common Stock for each share of Common Stock held. APQ subscribed for and acquired 170,001 shares of Common Stock in the Rights Offering. In addition, pursuant to the Rights Offering Backstop and Participation Agreement dated as of October 1, 2021, APQ agreed to backstop a portion of the Rights Offering through the purchase of additional shares of Common Stock if the Rights Offering were not fully subscribed (the “Backstop”). APQ subscribed for and purchased an additional 114,911 shares of Common Stock pursuant to the Backstop. In consideration for its backstop commitment, the Company issued to APQ as a premium an additional 17,292 shares of Common Stock.

5 Percentages of the shares of Common Stock outstanding reported in this Amendment No. 5 are calculated based upon 6,442,224 shares of Common Stock outstanding, calculated by adding the 2,190,599 shares of Common Stock outstanding as of August 10, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission (“SEC”) on August 13, 2021, plus the Common Stock issuances described in the Company’s Current Report on Form 8-K filed with the SEC on November 4, 2021.

(d)          The beneficial owners of the Accounts may be deemed to have the right to receive dividends from or the proceeds of sale of the securities in the Accounts.  None of such interests relates to more than five percent of the outstanding Common Stock.

(e)          Not applicable.

Item 7.	Material to Be Filed as Exhibits

Item 7 to this Schedule 13D is amended by adding the following Exhibits:

99.1.
Rights Offering Backstop and Voting Agreement, dated October 1, 2021, by and among the Company, APQ and Silk (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed on October 1, 2021).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	November 12, 2021

ARBITER PARTNERS CAPITAL MANAGEMENT LLC

By:	/s/ Joshua Musher
Name: Joshua Musher
Title: Chief Operating Officer

Paul J. Isaac
/s/ Paul J. Isaac